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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 11 )*

                          Drew Industries Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share**
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26168L 205
               ---------------------------------------------------
                                 (CUSIP Number)

        Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10571
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 1, 1999
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS AMENDMENT NO. 11 TO SCHEDULE 13D RELATING TO THE COMMON STOCK OF DREW INDUSTRIES INCORPORATED ("COMMON STOCK") REFLECTS A TWO-FOR-ONE SPLIT OF THE COMMON STOCK BY WAY OF A STOCK DIVIDEND PAID MARCH 21, 1997, WHICH WAS NOT REFLECTED IN THE PRIOR AMENDMENT.

**The total number of shares reported herein is 3,369,782 shares, which constitute approximately 29.2% of the total number of shares outstanding. All ownership percentages assume that there are 11,538,295 shares outstanding, including 72,400 shares subject to presently exercisable options and options which become exercisable within 60 days, held by the Reporting Persons.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page  2 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Leigh J. Abrams
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Leigh J. Abrams is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               229,270(1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        229,270(1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      225,266 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                     Page 3 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 8,004 Shares held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of his children, over which shares Mr. Abrams has sole voting and investment power. Mr. Abrams disclaims any beneficial interest in the shares held by him as Custodian. Excludes 4,000 shares subject to a presently exercisable option at $12.125 per share, and 6,000 shares subject to an option at $12.125 per share which is not exercisable within 60 days. Includes 3,077 shares pledged to Edward W. Rose III in connection with a loan made by Mr. Rose to Mr. Abrams which shares may not be disposed of without the consent of Mr. Rose.

(2) Excludes 8,004 shares held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of his children. Includes 4,000 shares subject to a presently exercisable option at $12.125 per share. Excludes 6,000 shares subject to an option at $12.125 per share which is not exercisable within 60 days. Includes 3,077 shares pledged to Edward W. Rose III in connection with a loan made by Mr. Rose to Mr. Abrams which shares may not be disposed of without the consent of Mr. Rose.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page  4 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Edward W. Rose, III
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Edward W. Rose, III is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               1,868,580 (1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        1,868,580 (1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,888,580 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                     Page 5 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 84,000 shares held by each of Cardinal Investment Company, Inc. Pension Plan and Cardinal Investment Company, Inc. Profit Sharing Plan, of each of which Mr. Rose is Trustee. Includes 12,700 shares held by Cardinal Partners L.P. of which Cardinal Investment Company, Inc. is the general partner. Mr. Rose is the sole owner of Cardinal Investment Company, Inc. Excludes shares subject to presently exercisable options for (i) 5,000 shares at $7.35 per share, (ii) 5,000 shares at $10.75 per share, (iii) 5,000 shares at $12.475 per share, and (iv)5,000 shares at $11.792 per share. Does not include 3,077 shares pledged to Mr. Rose by Leigh J. Abrams and 15,000 shares pledged to Mr. Rose by Harvey F. Milman in connection with loans to them made by Mr. Rose.

2) Includes 84,000 shares held by each of Cardinal Investment Company, Inc. Pension Plan and Cardinal Investment Company, Inc. Profit Sharing Plan, of each of which Mr. Rose is Trustee. Includes 12,700 shares held by Cardinal Partners L.P. of which Cardinal Investment Company, Inc. is the general partner. Mr. Rose is the sole owner of Cardinal Investment Company, Inc. Includes shares subject to presently exercisable options for (i) 5,000 shares at $7.35 per share, (ii) 5,000 shares at $10.75 per share, (iii) 5,000 shares at $12.475 per share, and, (iv)5,000 shares at $11.792 per share. Does not include 3,077 shares pledged to Mr. Rose by Leigh J. Abrams and 15,000 shares pledged to Mr. Rose by Harvey F. Milman in connection with loans to them made by Mr. Rose.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page  6 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Evelyn D. Potter Rose
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Evelyn D. Potter Rose is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               13,920 (1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        13,920 (1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,920 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                     Page 7 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 100,000 shares held by Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable Trust.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page  8 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Marshall B. Payne
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Marshall B. Payne is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               247,600 (1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             29,500 (2)
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        247,600 (1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        29,500 (2)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      254,975 (3)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                     Page 9 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 4,000 shares held by Payne & Madole in which Mr. Payne has a 33 1/3% interest. Pursuant to the oral partnership agreement, Mr. Payne has the sole power to vote and dispose of the shares held by such partnership.

(2) Includes 29,500 shares owned by Scout Ventures in which Mr. Payne has a 25% interest.

(3) Includes 4,000 shares held by Payne & Madole and 7,375 shares representing a 25% interest in Scout Ventures.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 10 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Harvey J. Kaplan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Harvey J. Kaplan is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               20,000 (1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        20,000 (1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,700 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 11 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 700 shares subject to a presently exercisable option at $12.125 per share and 2,800 shares subject to an option at $12.125 per share, which is not exercisable within 60 days.

(2) Includes 700 shares subject to a presently exercisable option at $12.125 per share. Excludes 2,800 shares subject to an option at $12.125 per share, which is not exercisable within 60 days.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 12 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Fredric M. Zinn
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Fredric M. Zinn is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               44,140 (1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        44,140 (1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      46,140 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 13 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 2,000 shares subject to a presently exercisable option at $12.125 per share, and 3,000 shares subject to an option at $12.125 per share, which is not exercisable within 60 days.

(2) Includes 2,000 shares subject to a presently exercisable option at $12.125 per share. Excludes 3,000 shares subject to an option at $12.125 per share, which is not exercisable within 60 days.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 14 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      David L. Webster
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      David L. Webster is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               207,840 (1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        207,840 (1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      213,840 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 15 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 6,000 shares subject to a presently exercisable option at $12.125 per share, and 9,000 shares subject to an option at $12.125 per share, which is not exercisable within 60 days.

(2) Includes 6,000 shares subject to a presently exercisable option at $12.125 per share. Excludes 9,000 shares subject to an option at $12.125 per share, which is not exercisable within 60 days.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 16 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Domenic D. Gattuso
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Domenic D. Gattuso is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               22,442 (1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        22,442 (1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,442 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 17 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 4,000 shares subject to a presently exercisable option at $12.125 per share, and 6,000 shares subject to an option at $12.125 per share, which is not exercisable within 60 days.

(2) Includes 4,000 shares subject to a presently exercisable option at $12.125 per share. Excludes 6,000 shares subject to an option at $12.125 per share, which is not exercisable within 60 days.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 18 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Catherine A. Gero
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Catherine A. Gero is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             84,160 (1)
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        84,160 (1)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      84,160 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 19 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1)   Includes 84,160 shares held jointly with James F. Gero.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 20 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      James F. Gero
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      James F. Gero is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             84,160 (1)
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        84,160 (1)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      104,160 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 21 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 84,160 shares held jointly with Catherine A. Gero. Excludes shares subject to presently exercisable options for (i) 5,000 shares at $7.35 per share, (ii) 5,000 shares at $10.75 per share, (iii) 5,000 shares at $12.475 per share, and (iv) 5,000 shares at $11.792 per share.

(2) Includes 84,160 shares held jointly with Catherine A. Gero. Includes shares subject to presently exercisable options for (i) 5,000 shares at $7.35 per share, (ii) 5,000 shares at $10.75 per share, (iii) 5,000 shares at $12.475 per share, and (iv) 5,000 shares at $11.792 per share.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 22 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Gene H. Bishop
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Gene H. Bishop is a citizen of the United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               93,600 (1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        93,600 (1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      108,600 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 23 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 3,000 shares for which Gene H. Bishop is custodian for his children. Excludes shares subject to presently exercisable options for (i) 5,000 shares at $10.75 per share, (ii) 5,000 shares at $12.475 per share, and (iii) 5,000 shares at $11.792 per share.

(2) Includes 3,000 shares for which Gene A. Bishop is custodian for his children. Includes shares subject to presently exercisable options for (i) 5,000 shares at $10.75 per share, (ii) 5,000 shares at $12.475 per share, and (iii) 5,000 shares at $11.792 per share.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 24 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Scout Ventures (1)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Scout Ventures is a Texas general partnership
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               29,500
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        29,500
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 25 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Scout Ventures is a Texas general partnership owned equally by Marshall B. Payne, Robert B. Payne Jr., Susan Payne Madole and Robert B. Payne Sr.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 26 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      John F. Cupak
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      John F. Cupak is a citizen of the United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               6,830 (1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        6,830 (1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,530 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 27 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 700 shares subject to a presently exercisable option at $12.125 per share, and 2,800 shares subject to an option at $12.125, which is not exercisable within 60 days.

(2) Includes 700 shares subject to a presently exercisable option at $12.125 per share. Excludes 2,800 shares subject to an option at $12.125, which is not exercisable within 60 days.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 28 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Harvey F. Milman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Harvey F. Milman is a citizen of the United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               32,000 (1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        32,000 (1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,000 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 29 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 15,000 shares pledged to Edward W. Rose, III in connection with a loan made by Mr. Rose to Mr. Milman, which shares may not be disposed of without the consent of Mr. Rose.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 30 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Robert B. Payne, Sr.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Robert B. Payne, Sr. is a citizen of the United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             29,500 (1)
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        29,500 (1)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,375 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 31 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 29,500 shares held by Scout Ventures in which Mr. Payne owns a 25% interest.

(2) Includes 7,375 shares representing a 25% interest in Scout Ventures which holds 29,500 shares.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 32 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Robert B. Payne, Jr.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Robert B. Payne, Jr. is a citizen of the United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             29,500 (1)
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        29,500 (1)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,375 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 33 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 29,500 shares held by Scout Ventures in which Mr. Payne owns a 25% interest.

(2) Includes 7,375 shares representing a 25% interest in Scout Ventures which holds 29,500 shares.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 34 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Susan Payne Madole
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Susan Payne Madole is a citizen of the United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             29,500 (1)
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        29,500 (1)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,375 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 35 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 29,500 shares held by Scout Ventures in which Ms. Payne owns a 25% interest.

(2) Includes 7,375 shares representing a 25% interest in Scout Ventures which holds 29,500 shares.

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 36 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Lela Helen Rose
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Lela Rose is a citizen of the United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               72,200
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        72,200
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      72,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 37 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      William Edward Rose
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      William Edward Rose is a citizen of the United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               72,200
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        72,200
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      72,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 26168L 205                                         Page 38 of 60 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Cardinal Partners, L.P. (1)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cardinal Partners L.P. is a Texas limited partnership
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               12,700
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        12,700
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                    Page 39 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Cardinal Partners, L.P. is a Texas limited partnership of which Cardinal Investment Company, Inc. is the general partner. Edward W. Rose, III is the sole owner of Cardinal Investment Company, Inc.

CUSIP No. 26168L 205                  13D                    Page 40 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            Pursuant to Rule 13d-2 (a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), each of the following persons hereby amends the Schedule 13D Statement dated May 25, 1989 relating to the Common Stock, par value $.01 per share (the "Stock"), of Drew Industries Incorporated (the "Issuer"), as supplemented and amended by Amendment No. 1 thereto dated May 16, 1990, Amendment No. 2 thereto dated July 5, 1990, Amendment No. 3 thereto dated October 30, 1990, Amendment No. 4 thereto dated March 11, 1991, Amendment No. 5 thereto dated August 28, 1991, Amendment No. 6 thereto dated March 12, 1993, Amendment No. 7 thereto dated September 19, 1994, Amendment No. 8 thereto dated February 17, 1995, Amendment No 9 thereto dated July 18, 1996, and Amendment No. 10 thereto dated March 7, 1997: Leigh J. Abrams ("LJA"), Edward W. Rose, III ("EWR"), Evelyn D. Potter Rose ("EPR"), Marshall B. Payne ("MBP"), Kathleen Wright ("KW"), Payne & Madole ("P&M"), Cardinal Investment Company, Inc. Pension Plan ("CIPP"), Cardinal Investment Company, Inc. Profit Sharing Plan ("CICPS"), Harvey J. Kaplan ("HJK"), Susan Payne Madole ("SPM"), Robert B. Payne, Jr. ("RBP"), Fredric M. Zinn ("FMZ"), David L. Webster ("DLW"), Domenic D. Gattuso ("DDG"), Robert B. Payne, Sr. ("RP"), Scout Ventures ("SV"), James F. Gero ("JFG"), Catherine A. Gero, ("CAG"), Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable trust ("LST"), Gene H. Bishop ("GHB"), David Wachsman ("DW"), John F. Cupak ("JFC"), Robert Alpert ("RA"), Metrocenter Properties, Inc. ("MPI"), Atlas Capital LP ("AC"), Harvey F. Milman ("HFM"), William Edward Rose ("WER"), Lela Helen Rose ("LHR"), and Cardinal Partners, L.P. ("CPLP") which persons are sometimes referred to herein as the "Reporting Persons". The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a "group" within the meaning of Section 13d-3 of the Act, although membership in a "group" is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

CUSIP No. 26168L 205                  13D                    Page 41 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 1.     Security and Issuer
            No Material Change

Item 2.     Identity and Background

            Item 2 is hereby partially amended by adding the following information relating to WER, LHR and CPLP.

            (a)                 (b)                 Present Principal
            Name          Business Address             Occupation
            ----          ----------------          -----------------

            WER           500 Crescent Court           Invester
                          Suite 250
                          Dallas, TX 75201

            LHR           500 Crescent Court           Designer
                          Suite 250
                          Dallas, TX 75201

            CPLP          500 Crescent Court           Ltd Partnership
                          Suite 250
                          Dallas, TX 75201

Item 2.     Identity and Background

            Item 2 is hereby partially amended by deleting the information related to LF, RTR, RIC, CFR and RCP and thereby removing such persons from any group within the meaning of Section 13d-3 of the Act with respect to the Stock, to the extent that any such group shall be deemed to exist.

CUSIP No. 26168L 205                  13D                    Page 42 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 3.     Source and Amount of Funds or Other Consideration

            Item 3 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, EPR, MBP, JFG, CAG, HJK, FMZ, DLW, DDG, GHB, JFC and SV.

            LJA expended an aggregate of $391,842 for the shares owned by him, exclusive of (i) shares subject to presently exercisable options, and (ii) shares held by LJA as Custodian for the benefit of his children.

            EWR expended an aggregate of $2,687,157 for the shares owned by him, exclusive of (i) shares subject to presently exercisable options, (ii) shares held as Trustee for CIPP and CIPST, and (iii) Shares held by CPLP.

            EPR expended an aggregate of $60,088 for the shares owned by her, exclusive of shares held in the Evelyn D. Potter Rose 1990 Irrevocable Trust, with Larry Schoenbrun as Trustee.

            MBP expended an aggregate of $274,701 for the shares owned by him, excluding of shares owned by SV and P&M.

            JFG and CAG expended an aggregate of $468,906 for the shares held jointly by them.

            HJK expended an aggregate of $13,802 for the shares owned by him, exclusive of shares subject to presently exercisable options.

            FMZ expended an aggregate or $75,292 for the shares owned by him, exclusive of shares subject to presently exercisable options.

            DLW expended an aggregate of $270,114 for the shares owned by him, exclusive of presently exercisable options.

            DDG expended an aggregate of $86,598 for the shares owned by him, exclusive of shares subject to presently exercisable options.

CUSIP No. 26168L 205                  13D                    Page 43 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            GHB expended an aggregate of $592,950 for the shares owned by him, exclusive of shares subject to presently exercisable options.

            JFC expended an aggregate of $35,964 for the shares owned by him, exclusive of shares subject to presently exercisable options.

            SV expended an aggregate of $18,438 for the shares owned by it.

            Item 3 is hereby partially amended by adding at the end thereof the following information for WER, LHR and CPLP:

            An aggregate of $164,755 was expended on the shares owned by WER as a result of the distribution of assets previously held in a trust for his benefit.

            An aggregate of $165,318 was expended on the shares owned by LHR as a result of the distribution of assets previously held in a trust for her benefit.

            CPLP expended an aggregate of $161,401 for the shares owned by it.

            Item 3 is hereby partially amended by deleting the information for LF, RTR, RIC, CFR, and RCB who are no longer included in this Scheudle 13D.

Item 4.     Purpose of Transaction

            No material change.

Item 5.     Interest in Securities of the Issuer

            Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, EPR, MBP, JFG, CAG, HJK, FMZ, DLW, DDG, GHB, JFC, SV, SPM, RBP, and RP.

            Because of LJA's sole ownership of 225,266 shares including 4,000 shares pursuant to presently exercisable options, the aggregate number of shares of Stock owned beneficially by LJA pursuant to Rule 13d-3 is 225,266, constituting approximately 2.0% of the outstanding shares of Stock.

CUSIP No. 26168L 205                  13D                    Page 44 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            Because of (i)EWR's sole ownership of 1,707,480 shares including 20,000 shares pursuant to presently exercisable options, (ii) his sole voting and dispositive power as Trustee over the shares owned by CIPP and CIPSP, each of which owns 84,000 shares, and (iii) his ownership of Cardinal Investment Company, the general partner of CPLP which own 12,700 shares, the aggregate number of shares of Stock owned beneficially by EWR pursuant to Rule 13d-3 is 1,888,580, constituting approximately 16.4% of the outstanding shares of Stock.

            Because of EPR's sole ownership of 13,920 shares, the aggregate number of shares of stock owned beneficially by EPR pursuant to Rule 13d-3 is 13,920, constituting approximately 0.1% of the outstanding shares of Stock.

            Because of (i) MBP's sole ownership of 243,600 shares, (ii) his sole voting and dispositive power of 4,000 shares held by P&M, (iii) and his 25% interest in SV which owns 29,500 shares, the aggregate number of shares of Stock owned beneficially by MBP pursuant to Rule 13d-3 is 254,975, constituting approximately 2.2% of the outstanding shares of the Stock.

            Because of the joint ownership by JFG and CAG of 84,160 shares, the aggregate number of shares of Stock owned beneficially by them jointly pursuant to Rule 13d-3 is 84,160 shares, constituting approximately 0.7% of the outstanding shares of the Stock.

            Because of JFG's sole ownership of presently exercisable options to purchase 20,000 shares of Stock, and the 84,160 shares JFG jointly owns with CAG, the aggregate number of shares of Stock owned by him pursuant to Rule 13d-3 is 104,160 shares, constituting approximately 0.9% of the outstanding shares of the Stock.

            Because of HJK's sole ownership of 20,700 shares, including 700 shares pursuant to presently exercisable options, the aggregate number of shares of Stock owned beneficially by HJK pursuant to Rule 13d-3 is 20,700 shares, constituting approximately 0.2% of the outstanding shares of the Stock.

            Because of FMZ's sole ownership of 46,140 shares, including 2,000 shares pursuant to presently exercisable options, the aggregate number of shares of the Stock owned beneficially by FMZ pursuant to Rule 13d-3 is 46,140, constituting approximately 0.4% of the outstanding shares of the Stock.

            Because of DLW's sole ownership of 213,840 shares, including 6,000 shares pursuant to presently exercisable options, the aggregate number of shares of the Stock owned beneficially by DLW pursuant to Rule 13d-3 is 213,840, constituting approximately 1.9% of the outstanding shares of the Stock.

CUSIP No. 26168L 205                  13D                    Page 45 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            Because of DDG's sole ownership of 26,442 shares including 4,000 shares pursuant to presently exercisable options, the aggregate number of shares of Stock owned beneficially by DDG pursuant to Rule 13d-3 is 26,442, constituting approximately 0.2% of the outstanding shares of the Stock.

            Because of GHB's sole ownership of 108,600 shares, including 3,000 shares for which he acts as custodian for his minor son and 15,000 shares subject to presently exercisable option the aggregate number of shares of Stock owned beneficially by GHB pursuant to Rule 13d-3 is 108,600 constituting approximately 0.9% of the outstanding shares of Stock.

            Because of JFC's sole ownership of 7,530 shares including 700 shares pursuant to presently exercisable option, the aggregate number of shares of Stock owned beneficially by JFC pursuant to Rule 13d-3 is 7,530 constituting 0.1% of the outstanding shares of the Stock.

            The aggregate number of shares of Stock beneficially owned by SV pursuant to Rule 13d-3 is 29,500, constituting approximately 0.3% of the outstanding shares of the stock.

            Because of SPM's 25% interest in SV which owns 29,500 shares, the aggregate number of shares of Stock owned beneficially by SPM pursuant to Rule 13d-3 is 7,375, constituting approximately 0.1% of the Stock.

            Because of RBP's 25% interest in SV which owns 29,500 shares, the aggregate number of shares of Stock owned beneficially by RBP pursuant to Rule 13d-3 is 7,375, constituting approximately 0.1% of the Stock.

            Because of RP's 25% interest in SV which owns 29,500 shares, the aggregate number of shares of Stock owned beneficially by RP pursuant to Rule 13d-3 is 7,375, constituting approximately 0.1% of the Stock.

            Paragraph (a) of Item 5 is partially amended by adding at the end thereof the following information for WER, LHR and CPLP:

            Because of WER's sole ownership of 72,200 shares, the aggregate number of shares of Stock owned beneficially by WER pursuant to Rule 13d-3 is 72,200, constituting approximately 0.6% of the outstanding shares of the Stock.

            Because of LHR's sole ownership of 72,200 shares, the aggregate number of shares of Stock owned beneficially by LHR pursuant to Rule 13d-3 is 72,200, constituting approximately 0.6% of the outstanding shares of the Stock.

CUSIP No. 26168L 205                  13D                    Page 46 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            Because of CPLP's sole ownership of 12,700 shares, the aggregate number of shares of Stock owned beneficially by CPLP pursuant to Rule 13d-3 is 12,700, constituting approximately 0.2% of the outstanding shares of the Stock.

            Paragraph (a) of Item 5 is hereby partially amended by deleting the information for LF, RTR, RIC, CFR and RCP who are no longer included in this
Schedule 13D.

            Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, EPR, MBP, JFG, CAG, HJK, FMZ, DLW, DDG, GHB, JFC, SV, SPM, RBP and RP:

            LJA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 229,270 shares, excluding 4,000 shares subject to presently exercisable options.

            EWR has the sole power to vote or to direct the cote and to dispose or to direct the disposition of 1,868,580 shares, excluding 20,000 shares subject to presently exercisable options.

            EPR has the sole power to vote or to direct the vote and to dispose or direct the disposition of 13,920 shares.

            MBP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 247,600 shares, and has the shared power to vote or to direct the vote and to dispose or direct the disposition of 29,500 shares as a result of his interest in Scout Ventures.

            JFG has no sole power to vote or to direct the vote and to dispose or direct the disposition of any shares, excluding 20,000 shares subject to presently exercisable option, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 84,160 shares.

            HJK has the sole power to vote or direct the vote and to dispose or direct the disposition of 20,000 shares, excluding 700 shares subject to presently exercisable options.

            FMZ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 44,140 shares, excluding 2,000 shares subject to presently exercisable options.

            DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 207,840 shares, excluding 6,000 shares subject to presently exercisable options.

CUSIP No. 26168L 205                  13D                    Page 47 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            DDG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 22,442 shares, excluding 4,000 shares subject to presently exercisable options.

            GHB has the sole power to vote or direct disposition of 93,600 shares, excluding 15,000 shares subject to presently exercisable options.

            JFC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,830 shares, excluding 700 shares subject to presently exercisable options.

            SV has the sole power to vote or to direct the vote and to dispose or direct the disposition of 29,500 shares.

            SPM has the shared power to vote or to direct the vote and to dispose or direct the disposition of 29,500 shares as a result of his interest in Scout Ventures.

            RBP has the shared power to vote or to direct the vote and to dispose or direct the disposition of 29,500 shares as a result of her interest in Scout Ventures.

            RP has the shared power to vote or to direct the vote and to dispose or direct the disposition of 29,500 shares as a result of his interest in Scout Ventures.

            Paragraph (b) of Item 5 is hereby partially amended by adding at the end thereof the following information for WER, LHR and CPLP:

            WER has the sole power to vote or direct the vote and to dispose or direct the disposition of 72,200 shares.

            LHR has the sole power to vote or direct the vote and to dispose or direct the disposition of 72,200 shares.

            CPLP has the sole power to vote or direct the vote and to dispose or direct the disposition of 12,700 shares.

            Paragraph (b) of Item 5 is hereby partially amended by deleting the information for LF, RTR, RIC, CFR and RCP who are no longer included in this
Schedule 13D.

CUSIP No. 26168L 205                  13D                    Page 48 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            Paragraph (c) of Item 5 is hereby amended by adding at the end thereof the following:

            Since March 7, 1997, the date of Amendment No. 10 to this Statement on Schedule 13D, the following transactions in shares of the Stock were affected by the Reporting Persons:

            On May 13, 1997, options with respect to an aggregate of 40,000 shares of Stock were granted by the Company to certain Reporting Persons in the amount set forth shown below, at the exercise price of $12.125 per share.

                                               Shares of Stock
            Reporting Person                   Subject to Option
            ----------------                   -----------------
            LJA                                10,000
            FMZ                                 5,000
            DLW                                15,000
            DDG                                10,000

            On July 29, 1997, MBP sold 2,500 shares of Stock at $13.89 per share in the open market.

            On July 30, 1997, MBP sold 2,000 shares of Stock at $14.00 in the open market.

            On July 30, 1997, SV sold 500 shares of Stock at $14.00 per share in the open market.

            On July 31, 1997, MBP sold 2,500 shares of Stock at $14.01 per share in the open market.

            On October 1, 1997, a Trust for the benefit of WER, of which EPR was Trustee, distributed 72,200 shares of Stock to WER.

CUSIP No. 26168L 205                  13D                    Page 49 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            On October 6, 1997 JFG sold 5,000 shares of Stock at $14.00 per share in the open market.

            On November 18, 1997 JFC and HJK were each issued an option for 3,500 shares of Stock with an exercise price of $12.125 per share.

            On December 1, 1997 FMZ sold 3,000 shares of Stock at $12.75 per share in the open market.

            On December 1, 1997 FMZ sold 500 shares of Stock at $12.63 per share in the open market.

            On December 3, 1997, FMZ exercised an option to purchase 3,500 shares of Stock at the exercise price of $3.02 per share.

            On December 3, 1997, JFC sold 4,000 shares of Stock at $12.88 per share in the open market.

            On December 4, 1997, JFC sold 1,788 shares of Stock at $12.88 per share in the open market.

            On December 4, 1997, FMZ sold 3,500 shares of Stock at $12.88 per share in the open market.

            On December 5, 1997, FMZ exercised an option to purchase 3,500 shares of Stock at the exercise price of $3.02 per share.

            On December 5, 1997, JFC exercised an option to purchase 5,788 shares of Stock at the exercise price of $3.02 per share.

            On December 9, 1997, DLW exercised an option to purchase 4,632 shares of Stock at the exercise price of $3.02.

            On December 15, 1997, HJK exercised an option to purchase 2,788 shares of Stock at the exercise price of $3.02.

CUSIP No. 26168L 205                  13D                    Page 50 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            On December 17, 1997 HJK sold 2,788 shares of Stock at $12.63 per share in the open market.

            On December 22, 1997, FMZ sold 500 shares of Stock at $12.38 per share in the open market.

            On December 23, 1997, FMZ sold 1,764 shares of Stock at $12.25 per share in the open market.

            On December 24, 1997, FMZ exercised an option to purchase 2,264 shares of Stock at the exercise price of $3.02 per share.

            On December 31, 1997, EWR, JFG and GHB were each granted an option to purchase 5,000 shares of Stock at the exercise price of $12.48 per share.

            On January 2, 1998, GHB purchased, as custodian for his adult children, 600 shares of Stock at $12.625 per share in the open market.

            On June 15, 1998, DDG exercised an option to purchase 500 shares of Stock at the exercise price of $4.26 per share.

            On June 15, 1998, DDG sold 500 shares of Stock at $14.69 per share in the open market.

            On September 25, 1998, DDG sold 3,000 shares of Stock at $12.50 per share in the open market.

            On September 25, 1998, DDG exercised an option to purchase 3,000 shares of Stock at the exercise price of $4.26 per share.

            On October 17, 1998, DDG exercised an option to purchase 2,800 shares of Stock at the exercise price of $4.26 per share.

            On October 17, 1998, DDG sold 2,800 shares of Stock at $12.81 per share in the open market.

            On November 13, 1998, JFG exercised an option to purchase 23,160 shares of Stock at the exercise price of $3.62 per share.

            On November 25, 1998, DDG sold 3,000 shares of Stock at $12.50 per share in the open market.

            On November 25, 1998, DDG exercised an option to purchase 3,000 shares of Stock at the exercise price of $4.26 per share.

CUSIP No. 26168L 205                  13D                    Page 51 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            On November 27, 1998, DDG exercised an option to purchase 2,000 shares of Stock at the exercise price of $4.26 per share.

            On November 27, 1998, DDG sold 2,000 shares of Stock at $12.50 per share in the open market.

            On December 23, 1998, HJK exercised an option to purchase 5,580 shares of Stock at the exercise price of $4.26 per share.

            On December 30, 1998, JFC exercised an option to purchase 1,000 shares of Stock at the exercise price of $4.26 per share.

            On December 22, 1998, HJK sold 380 shares of Stock at $11.75 per share in the open market.

            On December 30, 1998, JFC sold 1,000 shares of Stock at $11.75 per share in the open market.

            On December 31, 1998, JFC exercised an option to purchase 4,100 shares of Stock at the exercise price of $4.26 per share.

            On December 31, 1998, JFC sold 2,200 shares of Stock at $11.75 per share in the open market.

            On December 31, 1998, EWR, JFG and GHB were each granted an option to purchase 5,000 shares of Stock at the exercise price of $11.79 per share.

            On January 4, 1999, HJK sold 3,700 shares of Stock at $11.75 per share in the open market.

            On January 7, 1999, LJA sold 22,740 shares of Stock at $12.25 per share in the open market.

            On January 12, 1999, LJA exercised an option to purchase 34,740 shares of Stock at the exercise price of $3.67 per share.

            On January 12, 1999, JFC exercised an option to purchase 150 shares of Stock at the exercise price of $4.26 per share.

            On January 12, 1999, JFC sold 150 shares of Stock at $12.50 per share in the open market.

CUSIP No. 26168L 205                  13D                    Page 51 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            On January 18, 1999, DDG sold 5,000 shares of Stock at $12.50 per share in the open market.

            On January 18, 1999, FMZ sold 23,000 shares of Stock at $12.50 per share in the open market.

            On January 18, 1999, JFC exercised an option to purchase 3,900 shares of Stock at the exercise price of $4.26 per share.

            On January 18, 1999, DDG exercised an option to purchase 5,000 shares of Stock at the exercise price of $4.26 per share.

            On January 18, 1999, JFC sold 3,900 shares of Stock at $12.50 per share in the open market.

            On January 19, 1999, FMZ exercised an option to purchase 34,740 shares of Stock at the exercise price of $3.67 per share.

            On March 4, 1999, DDG exercised an option to purchase 30,016 shares of Stock at the exercise price of $4.26 per share.

            On March 9, 1999, DDG sold 10,000 shares of Stock at $12.00 per share in the open market.

            On March 29, 1999, HJK sold 1,500 shares of Stock at $11.75 per share in the open market.

            On March 30, 1999, DLW exercised an option to purchase 69,476 shares of Stock at the exercise price of $4.26 per share.

            On April 9, 1999, HJK sold 900 shares of Stock at $12.38 per share in the open market.

            On April 16, 1999, HJK sold 1,500 shares of Stock at $11.38 per share in the open market.

            On April 20, 1999, HJK exercised an option to purchase 3,500 shares of Stock at the exercise price of $4.26 per share.

            On April 22, 1999, JFC exercised an option to purchase 2,430 shares of Stock at the exercise price of $4.26 per share.

            On April 27, 1999, HJK sold 1,100 shares of Stock at $12.75 per share in the open market.

            On May 3, 1999, HJK exercised an option to purchase 2,500 shares of Stock at the exercise price of $4.26 per share.

            On May 7, 1999, HJK sold 500 shares of Stock at $12.75 per share in the open market.

CUSIP No. 26168L 205                  13D                    Page 53 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            On May 9, 1999, a Trust for the benefit of LHR, of which EPR was Trustee, distributed 72,200 shares of Stock to LHR.

            On May 10, 1999, CPLP purchased 600 shares of Stock at $12.63 per share in the open market.

            On May 12, 1999, HJK sold 2,000 shares of Stock at $12.75 per share in the open market.

            On May 14, 1999, CPLP purchased 6,500 shares of Stock at $12.69 per share in the open market.

            On May 17, 1999, CPLP purchased 600 shares of Stock at $12.69 per share in the open market.

            May 18, 1999, DLW sold 60,000 shares of Stock at $12.64 per share in the open market.

            On May 21, 1999, CPLP purchased 5,000 shares of Stock at $12.75 per share in the open market.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

            No significant change.

Item 7.     Material to be Filed as Exhibits

            Item 7 is hereby partially amended by adding at the end thereof, the following:

            Exhibit B-60 and B-62-Powers of Attorney authorizing Leigh J. Abrams and Harvey F. Milman to act on behalf of each of the persons executing the same.

CUSIP No. 26168L 205                  13D                    Page 54 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

            After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: June 1, 1999

                                        /s/ Leigh J. Abrams
                                        -------------------------------
                                        Leigh J. Abrams, on his own behalf, and
                                        as Attorney-in-fact for:
                                             Edward W. Rose, III(1)
                                             Evelyn D. Potter Rose(1)
                                             Marshall B. Payne(1)
                                             Kathleen Wright(1)
                                             Payne & Madole(1)
                                             Cardinal Investment Company, Inc.
                                               Pension Plan(1)
                                             Cardinal Investment Company, Inc.
                                               Profit Sharing Plan(1)
                                             Harvey J. Kaplan(1)
                                             Susan Payne Madole(1)
                                             Robert B. Payne(1)
                                             Fredric M. Zinn(2)
                                             David L. Webster (2)
                                             Domenic D. Gattuso(2)
                                             Robert B. Payne, Sr.(2)
                                             Scout Ventures(2)

----------

      (1) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (2) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205                  13D                    Page 55 of 60 Pages

                                             James F. Gero  (3)
                                             Gene H. Bishop(4)
                                             Metrocenter Properties, Inc.(4)
                                             Atlas Capital LP(4)
                                             Robert Alpert(4)
                                             David Wachsman(4)
                                             Harvey F. Milman(4)
                                             Larry Schoenbrun(4)
                                             John F. Cupak(4)
                                             William Edward Rose (5)
                                             Lela Helen Rose(5)
                                             Cardinal Partners L.P.(5)

----------

      (3) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Scheudle 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (4) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Scheudle 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (5) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are attached hereto as Exhibits B-60 to B-62.

CUSIP No. 26168L 205                  13D                    Page 56 of 60 Pages

                           ATTACHMENT TO SCHEDULE 13D

                                    Exhibit E

            Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: June 1, 1999

                                        /s/ Leigh J. Abrams
                                        -------------------------------
                                        Leigh J. Abrams, on his own behalf, and
                                        as Attorney-in-fact for:
                                             Edward W. Rose, III(1)
                                             Evelyn D. Potter Rose(1)
                                             Marshall B. Payne(1)
                                             Kathleen Wright(1)
                                             Payne & Madole(1)
                                             Cardinal Investment Company, Inc.
                                               Pension Plan(1)
                                             Cardinal Investment Company, Inc.
                                               Profit Sharing Plan(1)
                                             Harvey J. Kaplan(1)
                                             Susan Payne Madole(1)
                                             Robert B. Payne(1)
                                             Fredric M. Zinn(2)
                                             David L. Webster (2)
                                             Domenic D. Gattuso(2)
                                             Robert B. Payne, Sr.(2)
                                             Scout Ventures(2)

----------

      (1) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (2) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated

CUSIP No. 26168L 205                  13D                    Page 57 of 60 Pages

                                             James F. Gero  (3)
                                             Gene H. Bishop(4)
                                             Metrocenter Properties, Inc.(4)
                                             Atlas Capital LP(4)
                                             Robert Alpert(4)
                                             David Wachsman(4)
                                             Harvey F. Milman(4)
                                             Larry Schoenbrun(4)
                                             John F. Cupak(4)
                                             William Edward Rose(5)
                                             Lela Helen Rose (5)
                                             Cardinal Partners L.P.(5)

----------

      (3) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Scheudle 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (4) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Scheudle 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

      (5) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are attached hereto as Exhibits B-60 to B-62.

CUSIP No. 26168L 205                  13D                    Page 58 of 60 Pages

                                  EXHIBIT B-60
                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that the undersigned does hereby irrevocable constitute and appoint Leigh J. Abrams and Harvey F. Milman, or either of them, the true and lawful agents and attorneys-in-fact of the undersigned, with full power of substitution and with the power and authority to execute and file with the United States Securities and Exchange Commission, in the name and on behalf of the undersigned, individually and in the capacity stated below, one or more amendments to the Schedule 13D, dated May 26, 1984, as amended, with respect to the undersigned's beneficial ownership of the Common Stock, par value $.01 per share, of Drew Industries Incorporated, which amendments may make such changes in such Schedule 13D as either of them deems appropriate. The undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or their substitutes, may do by virtue hereof as fully to all intents and purposes as the undersigned might or could do in person. Executed the 16th day of June, 1999.

                                        /s/ Lela Helen Rose
                                        ----------------------------
                                        Lela Helen Rose

STATE OF TEXAS

COUNTY OF DALLAS

            On this 16th day of June, 1999 before me personally appeared Lela Helen Rose, to me known, who being by me duly sworn, did depose and say that she executed the foregoing Power of Attorney.

            IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal in the County and State aforesaid on the day and year first above written.

                                        /s/ Nancy Meinershagen
                                        ----------------------------
                                        Notary Public

CUSIP No. 26168L 205                  13D                    Page 59 of 60 Pages

                                  EXHIBIT B-61
                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that the undersigned does hereby irrevocable constitute and appoint Leigh J. Abrams and Harvey F. Milman, or either of them, the true and lawful agents and attorneys-in-fact of the undersigned, with full power of substitution and with the power and authority to execute and file with the United States Securities and Exchange Commission, in the name and on behalf of the undersigned, individually and in the capacity stated below, one or more amendments to the Schedule 13D, dated May 26, 1984, as amended, with respect to the undersigned's beneficial ownership of the Common Stock, par value $.01 per share, of Drew Industries Incorporated, which amendments may make such changes in such Schedule 13D as either of them deems appropriate. The undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or their substitutes, may do by virtue hereof as fully to all intents and purposes as the undersigned might or could do in person. Executed the 16th day of June, 1999.

                                        /s/ William Edward Rose
                                        ----------------------------
                                        William Edward Rose

STATE OF TEXAS

COUNTY OF DALLAS

            On this 16th day of June, 1999 before me personally appeared
William Edward Rose, to me known, who being by me duly sworn, did depose and say that he executed the foregoing Power of Attorney.

            IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal in the County and State aforesaid on the day and year first above written.

                                        /s/ Kathleen E. Wright
                                        ----------------------------
                                        Notary Public

CUSIP No. 26168L 205                  13D                    Page 60 of 60 Pages

                                  EXHIBIT B-62
                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS, that the undersigned does hereby irrevocable constitute and appoint Leigh J. Abrams and Harvey F. Milman, or either of them, the true and lawful agents and attorneys-in-fact of the undersigned, with full power of substitution and with the power and authority to execute and file with the United States Securities and Exchange Commission, in the name and on behalf of the undersigned, individually and in the capacity stated below, one or more amendments to the Schedule 13D, dated May 26, 1984, as amended, with respect to the undersigned's beneficial ownership of the Common Stock, par value $.01 per share, of Drew Industries Incorporated, which amendments may make such changes in such Schedule 13D as either of them deems appropriate. The undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or their substitutes, may do by virtue hereof as fully to all intents and purposes as the undersigned might or could do in person. Executed the 16th day of June, 1999.

                                      /s/ Debbie Crady
                                      ----------------------------
                                      Corporate Secretary - Treasurer of
                                      Cardinal Investment Company Inc.
                                      General Partner of Cardinal Partners, L.P.

STATE OF TEXAS

COUNTY OF DALLAS

            On this 16th day of June, 1999 before me personally appeared Debbie Crady, to me known, who being by me duly sworn, did depose and say that he/she executed the foregoing Power of Attorney and was duly authorized to execute the same, as and for the act and deed of Cardinal Partners, L.P.

            IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal in the County and State aforesaid on the day and year first above written.

                                      /s/ Kathleen E. Wright
                                      ----------------------------
                                      Notary Public